UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
December 31, 2014 and 2013

*	Schedules required by Form 5500, which are not applicable, have not been included.

2

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Valley National Bank Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, line 4j - Schedule of Reportable Transactions - Year Ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, line 4j - Schedule of Reportable Transactions - Year Ended December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG

New York, New York
June 29, 2015

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments at fair value:
Mutual funds	$141,965,333	$114,261,944
Valley common stock fund	6,741,660	7,120,336
Valley employer stock match fund	4,502,535	4,905,572
Common collective trust fund	3,805,880	3,414,319
Total investments at fair value	157,015,408	129,702,171
Notes receivable from participants	2,755,171	2,067,679
Other receivables	83,188	74,438
Total assets	159,853,767	131,844,288
Liabilities:
Benefits payable	73,820	74,429
Accrued expenses and other liabilities	83,840	66,686
Total liabilities	157,660	141,115
Net assets available for benefits at fair value	159,696,107	131,703,173
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(55,629)	(51,464)
Net assets available for benefits	$159,640,478	$131,651,709
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Additions to net assets attributed to:
Contributions:
Employer	$5,906,351	$2,624,898
Employee	9,051,791	7,598,578
Participant Rollover	987,712	995,826
Total contributions	15,945,854	11,219,302
Investment income:
Net appreciation in fair value of investments	1,955,729	15,423,507
Dividends and interest	8,279,792	6,219,319
Total investment income	10,235,521	21,642,826
Interest income on notes receivable from participants	97,678	79,064
Total additions	26,279,053	32,941,192
Deductions from net assets attributed to:
Benefits paid to participants	10,656,505	9,019,461
Administrative expenses	24,123	19,430
Total deductions	10,680,628	9,038,891
Net increase in net assets available for benefits before transfer	15,598,425	23,902,301
Transfer from merged retirement savings plan (note 6)	12,390,344	—
Net increase in net assets available for benefits after transfer	27,988,769	23,902,301
Net assets available for benefits:
Beginning of year	131,651,709	107,749,408
End of year	$159,640,478	$131,651,709
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1) Plan Description
The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General
Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is primarily a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries. Full-time and part-time employees are eligible to participate in the Plan after three months of continuous employment and are automatically enrolled in the Plan. Employees who have completed 1,040 hours of service over a continuous 12-month period are eligible to receive employer matching contribution.

(b)	Plan Amendments
During 2014, the Plan was amended to provide a qualified Roth contribution program option and to increase the employer matching contribution available to eligible employees.

(c)	Contributions and Participant Accounts
Participants in the Plan may direct contributions to any of the available investment funds in 0.5% increments from 1% to 100% of compensation, as defined, subject to the annual limit permissible under the IRC, which was $17,500 for both 2014 and 2013. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service (IRS) up to $5,500 in both 2014 and 2013. Effective January 1, 2014, participants in the Plan may also designate all or a portion of their contributions to the qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC.
Prior to January 1, 2014, the contributions credited to participant accounts in cash were matched by the Bank in an amount equal to 100% of the first 2% of each participant’s salary deferred contribution and, for non-pension participants only, an additional 50% on the next 8% for a total potential match of up to 6% of deferred eligible earnings. Effective January 1, 2014, participant contributions are matched by the Bank in an amount equal to 100% of the first 6% of each participant’s salary deferred contribution. Catch-up contributions are not matched by the Bank.
Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on participant eligible pre-tax earnings or account balances, as defined by the Plan, and payroll contribution percentages. Participants’ contributions and earnings and losses on participant contributions are fully vested at all times. The Bank’s contributions and earnings or losses on Bank contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

(d)	Investment Elections
Participants may direct their contributions to the Plan into investment options offered by the Plan, which at December 31, 2014 consisted of 41 mutual funds, a common collective trust fund and the Valley Common Stock Fund managed by Fidelity Management Trust Company and record kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity”). The investment election at enrollment applies to all participant and Bank contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including Bank matching contributions, are automatically invested in one of the Fidelity Freedom Funds based on the participant’s

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

current age and assumed normal retirement age, as defined by the Plan. Generally, participants may change the voluntary contribution percentage or investment direction at any time.

(e)	Participant Notes Receivable
Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan. Repayments of participant loans are generally made through payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. The loans may also be repaid in full at any time. The interest rates on participant loans ranged from 3.25% to 10.25% and from 4.25% to 9.50% at December 31, 2014 and 2013, respectively.

(f)	Withdrawals
During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59 ½ or they qualify for a financial hardship. A financial hardship withdrawal will prohibit the participant from making contributions to the Plan for a six month period.

(g)	Forfeitures
Forfeitures arise from the termination of employment of participants who are not fully vested. A participant’s contribution plus actual earnings thereon are fully vested and non forfeitable at all times. The unallocated forfeitures of terminated participants’ non-vested accounts amounted to $48,069 and $33,956 at December 31, 2014 and 2013, respectively. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $121,380 and $88,584 for the years ended December 31, 2014 and 2013, respectively.

(h)	Payments of Benefits
The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70 ½ as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(i)	Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of a Plan termination, all participants of the Plan would become fully vested in their account balances.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2014 and 2013, the effect on the financial statements related to recording sale transactions on a settlement date basis was not material.

(d)	Notes Receivable from Participants
Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest).

(e)	Administrative Expenses
Expenses incurred by the Plan are paid directly by the Plan or by the Bank on the behalf of the Plan.

(f)	Benefits Payments
Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

(g)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(h)	New Authoritative Accounting Guidance
On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, "Fair Value Measurement (Topic 820) - Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years with early adoption permitted. Management is currently evaluating the impact of adopting this new ASU on the Plan's financial statements.

(3)	Investments
The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for benefits at December 31, 2014 and 2013:

	December 31,
	2014	2013
Fidelity Growth Company K Fund	$27,029,361	$23,989,997
Fidelity Spartan 500 Index Fund	14,892,949	13,317,907
Fidelity Balanced K Fund	14,184,290	12,740,131
Valley Common Stock Funds *	11,244,195	12,025,908
Loomis Sayles Core Plus Bond Class N	9,669,256	—
Fidelity Freedom 2020 K Fund	9,555,429	**
Fidelity Cash Reserve Fund	8,194,668	8,843,847
PIMCO Total Return Fund	—	9,749,261
 _______________

*	Includes Valley common stock fund totaling $6,741,660 and $7,120,336 and Valley employer stock match fund totaling $4,502,535 and $4,905,572 at December 31, 2014 and 2013, respectively.

**	Less than 5% of net assets available for benefits at December 31, 2013.

The following table represents the Plan’s net appreciation (depreciation) in fair value of investments, including investments sold during the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Mutual funds	$2,448,832	$14,396,132
Valley employer stock match fund	(199,367)	406,416
Valley common stock fund	(293,736)	620,959
Total net appreciation in fair value of investments	$1,955,729	$15,423,507

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Fair Value Measurements
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1
Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2
Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2014 and 2013.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Blended	$55,913,765	$55,913,765	$—	$—
Large cap	52,284,011	52,284,011	—	—
Fixed income	10,712,707	10,712,707	—	—
Short term investments	8,605,407	8,605,407	—	—
International stock	7,328,805	7,328,805	—	—
Mid cap	7,120,638	7,120,638	—	—
Total mutual funds	141,965,333	141,965,333	—	—
Valley common stock fund	6,741,660	6,741,660	—	—
Valley employer stock match fund	4,502,535	4,502,535	—	—
Common collective trust fund	3,805,880	—	3,805,880	—
Total investments	$157,015,408	$153,209,528	$3,805,880	$—

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

		Fair Value Measurements at Reporting Date Using:
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Blended	$33,600,735	$33,600,735	$—	$—
Large cap	46,448,019	46,448,019	—	—
Fixed income	10,670,784	10,670,784	—	—
Short term investments	9,193,900	9,193,900	—	—
International stock	7,669,334	7,669,334	—	—
Mid cap	6,679,172	6,679,172	—	—
Total mutual funds	114,261,944	114,261,944	—	—
Valley common stock fund	7,120,336	7,120,336	—	—
Valley employer stock match fund	4,905,572	4,905,572	—	—
Common collective trust fund	3,414,319	—	3,414,319	—
Total investments	$129,702,171	$126,287,852	$3,414,319	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 from December 31, 2013, and there were no transfers between any levels for the year ended December 31, 2014.
Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).
Common stock. Valley common stock fund and Valley employer stock match fund are measured using the exchange quoted price of Valley’s common stock in active markets (Level 1 inputs).
Common collective trust fund. The fair value of the common collective trust fund is measured at net asset value (NAV), which represents the fair value of the underlying securities held in the fund. The underlying assets owned by the Fidelity Managed Income Portfolio (the MIP) primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts (wrap contracts). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.
The Plan’s investment in the common collective trust fund is calculated by applying the Plan’s ownership interest in the MIP to the total reported net asset value at fair value of the MIP at the end of the reporting period.
The Plan’s investment in the MIP is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The MIP satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other.” ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statements of Net Assets Available

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The average yield earned by the MIP was 1.67% and 1.02% for 2014 and 2013, respectively. The average yield, adjusted to reflect the actual annual interest rate credited to participants (also known as the crediting interest rate), was 1.07% and 0.85% at December 31, 2014 and 2013, respectively. The interest crediting rate is determined annually and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.
Certain events may limit the ability of the MIP to transact at contract value with the issuer of the investment contracts. The Plan Administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Plan Mergers
Effective January 1, 2013, each employee who was a participant in the State Bank of Long Island 401(k) Retirement Plan and Trust (the State Bank Plan) acquired on January 1, 2012 immediately became a participant in the Plan. The vesting period for the Bank’s matching contributions includes the participant’s years of service at State Bancorp, Inc., prior to its acquisition by Valley National Bancorp, under the definition of continuous service, and the contributions for the former State Bank Plan participants under the Plan will equal such elections (as a percentage of compensation) under the State Bank Plan as of December 31, 2012. On October 15, 2014, the State Bank Plan assets totaling $12,390,344 were transferred and merged into the Plan.

(7)	Valley Employer Stock Match Fund
The Valley Employer Stock Match Fund (the Fund) wholly consists of Valley National Bancorp common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. All the common shares were allocated to the Plan participants as of December 31, 2014 and 2013. The Fund is not a current investment option; therefore its activity is limited to withdrawals and interest and dividend income.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)	Related-Party Transactions
Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and the net appreciation in fair value of investments.
Certain costs of administrative services rendered on behalf of the Plan, that may have included accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.
The Plan also invests in common stock of the Bank.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$159,640,478	$131,651,709
Adjustment from fair value to contract value for fully benefit-responsive investment contract	55,629	51,464
Net assets available for benefits per the Form 5500	$159,696,107	$131,703,173

Changes in net assets available after transfer for benefits per the financial statements	$27,988,769	$23,902,301
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	4,165	(32,905)
Changes in net assets available for benefits per the Form 5500	$27,992,934	$23,869,396

(10)	Subsequent Event

Effective January 1, 2015, the Plan participants' contributions will be automatically increased 1% each year up to 6% (subject to a opt-out provision) for participants who entered into qualified automatic contributions of 3%, as defined by the Plan, on or after November 30, 2014. This automatic contribution escalation will occur either on each anniversary date of the participant's enrollment in the Plan or on January 1st for the participants that were automatically enrolled on January 1, 2014.

Supplemental Schedules

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2014

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Current value
(4)		Mutual funds:
	(2)	Fidelity Cash Reserve Fund	8,194,668	(1)	$8,194,668
	(2)	Fidelity Worldwide Fund	201,707	(1)	4,498,076
	(2)	Fidelity Growth Company K Fund	205,203	(1)	27,029,361
	(2)	Fidelity Balanced K Fund	622,938	(1)	14,184,290
	(2)	Fidelity Low-Priced Stock K Fund	94,357	(1)	4,736,699
	(2)	Fidelity Diversified International K Fund	80,359	(1)	2,763,541
	(2)	Fidelity Dividend Growth K Fund	77,056	(1)	2,572,142
	(2)	Fidelity Freedom Income K Fund	65,758	(1)	778,570
	(2)	Fidelity Freedom 2005 K Fund	57,169	(1)	741,486
	(2)	Fidelity Freedom 2010 K Fund	93,925	(1)	1,239,809
	(2)	Fidelity Freedom 2015 K Fund	344,739	(1)	4,688,454
	(2)	Fidelity Freedom 2020 K Fund	671,027	(1)	9,555,429
	(2)	Fidelity Freedom 2025 K Fund	453,050	(1)	6,732,327
	(2)	Fidelity Freedom 2030 K Fund	350,021	(1)	5,309,824
	(2)	Fidelity Freedom 2035 K Fund	238,429	(1)	3,721,869
	(2)	Fidelity Freedom 2040 K Fund	119,135	(1)	1,864,461
	(2)	Fidelity Freedom 2045 K Fund	125,123	(1)	2,009,470
	(2)	Fidelity Freedom 2050 K Fund	121,175	(1)	1,959,394
	(2)	Fidelity Freedom 2055 K Fund	62,974	(1)	749,387
	(2)	Fidelity Limited Term Government Fund	104,137	(1)	1,043,451
	(2)	Fidelity Spartan 500 Index Fund	204,405	(1)	14,892,949
	(2)	Fidelity Spartan Extended Market Index Advance	4,214	(1)	232,556
		Vanguard Total International Stock Advance	2,584	(1)	67,188
		Vanguard Target Return Income	1,254	(1)	16,189
		Vanguard Target Return 2010	1,903	(1)	50,082
		Vanguard Target Return 2015	18	(1)	270
		Vanguard Target Return 2020	3,666	(1)	104,328
		Vanguard Target Return 2025	7,175	(1)	118,606
		Vanguard Target Return 2030	3,524	(1)	102,330
		Vanguard Target Return 2035	11,062	(1)	197,342
		Vanguard Target Return 2040	1,155	(1)	34,363
		Vanguard Target Return 2045	227	(1)	4,228
		Vanguard Target Return 2050	180	(1)	5,332
		Vanguard Target Return 2055	780	(1)	24,952
		Vanguard Target Return 2060	67	(1)	1,903
		Loomis Sayles Core Plus Bond Class N	736,425	(1)	9,669,256
		FPA Capital Fund, Inc	54,314	(1)	2,151,383
		American Funds Growth Fund of America Class R4	95,539	(1)	4,047,986
		Oakmark Equity and Income	53,872	(1)	1,719,070
		Fed UST Cash Reserve	410,739	(1)	410,739
		T. Rowe Price Equity Income	114,072	(1)	3,741,573
(4)		Common collective trust fund:
	(2)	Fidelity Managed Income Portfolio	3,750,250	(1)	3,805,880

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Current value
(4)		Valley common stock fund:
	(2) (3)	Valley common stock	665,794	(1)	6,464,860
	(2)	Interest bearing cash	276,800	$276,800	276,800
(4)		Valley employer stock match fund
	(2) (3)	Valley common stock	463,566	6,498,415	4,502,535
(4)	(2) (5)	Notes receivable from participants
		(interest rates range from 3.25% to 10.25% and maturity dates ranging from January 6, 2015 to October 12, 2029)	N/A	—	2,755,171
		Total assets held at December 31, 2014			$159,770,579

(1)	Not required for participant-directed investments.

(2)	Party-in-interest – as defined by ERISA.

(3)	Share amounts reflect all prior common stock dividends and splits.

(4)	Assets managed by Fidelity.

(5)	Measured at unpaid principal plus accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4j – Schedule of Reportable
Transactions Year Ended December 31, 2014

Description of investment	Number of purchase transactions	Aggregate purchase price	Number of sales transactions	Aggregate proceeds	Aggregate cost	Net gain (loss)

Fidelity Growth Company Fund	61	$6,854,122	—	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By: /s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer
on behalf of the Plan Administrator
Date: June 29, 2015